

10030151

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



RECEIVED
APR 30 2010
PROCESSING


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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 52311 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **01/01/2009** (MM/DD/YY) AND ENDING **12/31/2009** (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

**WESTOR CAPITAL GROUP, INC**

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**1039 Robinson Road**
(No. and Street)

| **Mohawk** | **New York** | **13407** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Richard Bach** **(212) 631-4250**
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**MaloneBailey LLP, Certified Public Accounting Firm**
(Name – *if individual, state last, first, middle name*)

| **15 Maiden Lane, Suite 1003** | **New York** | **New York** | **10038** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

# OATH OR AFFIRMATION

I, **Richard Bach**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **WESTOR CAPITAL GROUP, INC.**, as of **December 31**, 20 **09**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

**President**

Title

DIERDRE STEINHAUS AINBINDER
Notary Public, State of New York
No. 01AI4899711
Qualified in Nassau County
Commission Expires July 6, 20 11



Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NOTE 3- FAIR VALUE OF INSTRUMENTS (continued)

The following are the Company's investments owned and securities sold short by level within the fair value hierarchy at December 31, 2009.

| | Fair Value | Fair Value Hierarchy |
|---|---|---|
| Marketable securities | $ 114,746 | Level 1 |

NOTE 4- INCOME TAXES

The Company is included in the consolidated income tax returns filed by its parent. In accordance with their tax sharing agreement, federal and state income taxes are calculated based upon the total consolidated taxable income or loss. If the consolidated group owes taxes, these taxes are apportioned to each member of the group based upon its share of the consolidated taxable income. For 2009, there was no consolidated taxable income.

The deferred income taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to cash basis reporting for income tax purposes and accounts receivable which is not recognized for income tax purposes. At December 31, 2009, the Company had available for federal income tax purposes net operating loss carryforwards of approximately $1,600,000. Due to the utilization of net operating loss carryforwards, there was no income tax expense for the year ended December 31, 2009.

NOTE 5- NET CAPITAL

As a registered broker-dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to Rule 15c3-1 of the Securities and Exchange Commission which requires that net capital, as defined, be at least the greater of $5,000 or one-fifteenth of aggregate indebtedness, as defined, so long as the Company continues to be an Introducing Broker. Net capital changes from day to day, but as of December 31, 2009, the Company had net capital of $148,439 which exceeded its minimum requirement of $100,000 by $48,439, and the ratio of aggregate indebtedness to net capital was 0.0014 to 1.

## WESTOR CAPITAL GROUP, INC.

### SCHEDULE I
### COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
### DECEMBER 31, 2009

| | | |
|---|---|---|
| NET CAPITAL: | | |
| Stockholder's equity | | $ 314,614 |
| Less non-allowable assets and deductions: | | |
| Equipment and furniture and fixtures, net | $ 21,489 | |
| Loans to officer and employee advances | 110,786 | |
| Prepaid expenses | 2,300 | |
| | | 134,575 |
| Less: | | |
| Haircut | | 31,600 |
| NET CAPITAL | | $ 148,439 |
| TOTAL AGGREGATE INDEBTEDNESS | | $ 210 |
| MINIMUM NET CAPITAL REQUIRED (6.67% of aggregate indebtedness) | | $ 14 |
| MINIMUM NET CAPITAL DOLLAR REQUIREMENT | | $ 100,000 |
| MINIMUM NET CAPITAL REQUIRED | | $ 100,000 |
| EXCESS NET CAPITAL ($148,439 - $100,000) | | $ 48,439 |
| PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL | $ 210 / $ 148,439 | 0.14% |